

February 20, 2013

Via E-Mail
Mr. Cary G. Bullock
Chairman, President, and Chief Executive Officer
ThermoEnergy Corporation
10 New Bond Street
Worcester, MA 01606

> **Re: ThermoEnergy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 18, 2012**
> **File No. 33-46104-FW**

Dear Mr. Bullock:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Via E-Mail
        William E. Kelly, Esq.
        Nixon Peabody LLP